SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:Director Shareholding




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc


2. Name of director

Philip A J Broadley, Bridget Macaskill, Clark Manning, Roberto Mendoza, Michael McLintock, Mark Norbom, Robert Rowley, G Mark Wood


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above & spouse where applicable



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Philip A J Broadley & Gillian E Broadley - in own name

Philip A J Broadley - shares held in Trust by BWCI Trust Company Limited

Bridget Macaskill

Clark Manning

Roberto Mendoza - shares held in Chase Nominees Limited & Goldman Sachs Securities (Nominees) Limited in Nominee Accounts

Michael McLintock - shares held in Trust by BWCI Trust Company Limited

Mark Norbom - ADRs held by JP Morgan Chase Bank

Robert Rowley

G Mark Wood - shares held in Trust by BWCI Trust Company Limited



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See point 7



6. Please state the nature of the transaction. For PEP/ISA transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend on shares or ADRs of Prudential plc - see point 7



7. Number of shares / amount of stock acquired

Philip A J Broadley

129 ordinary shares (121 shares in the name of the Director and 8 in the name of his spouse)

71 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan)

Bridget Macaskill 14 ordinary shares

Clark Manning 301 ordinary shares

Roberto Mendoza 1,271 ordinary shares (35 shares in respect of shares held by Chase Nominees Limited and 1,236 shares in respect of shares held by Goldman Sachs (Nominees) Limited)

Michael McLintock 639 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Annual Incentive Plan

Mark Norbom 15.5 ADRs, representing 31 ordinary Prudential shares

Robert Rowley 303 ordinary shares

G Mark Wood 86 ordinary shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive Plan


8. Percentage of issued class

Philip A J Broadley Less than 0.00001%

Bridget Macaskill Less than0.0000007%

Clark Manning Less than 0.00002%

Roberto Mendoza Less than 0.00007%

Michael McLintock Less than 0.00004%

Mark Norbom Less than 0.000002%

Robert Rowley Less than 0.00002%

G Mark Wood Less than 0.000005%



9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class
N/A



11. Class of security

Prudential ordinary shares of 5p each

Prudential plc ADRs whereby 1 ADR represents 2 ordinary shares of 5p each



12. Price per share

428.55p



13. Date of transaction

29 October 2004



14. Date company informed

29 October 2004



15. Total holding following this notification

Philip A J Broadley (441,313 ordinary shares)

Bridget Macaskill (8,421 ordinary shares)

Clark Manning (460,118 ordinary shares)

Roberto Mendoza (111,377 ordinary shares)

Michael McLintock (237,199 ordinary shares)

Mark Norbom (747,916 ordinary shares, of which 2,531 are held in the form of 1,265.50 ADRs)

Robert Rowley (34,543 ordinary shares)

G Mark Wood (572,424 ordinary shares)



16. Total percentage holding of issued class following this notification

Philip A J Broadley Less than 0.022%

Bridget Macaskill Less than 0.0005%

Clark Manning Less than 0.023%

Roberto Mendoza Less than 0.006%

Michael McLintock Less than 0.012%

Mark Norbom Less than 0.037%

Robert Rowley Less than 0.002%

G Mark Wood Less than 0.029%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

 N/A



18. Period during which or date on which exercisable

 N/A



19. Total amount paid (if any) for grant of the option

 N/A



20. Description of shares or debentures involved: class, number

N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A



22. Total number of shares or debentures over which options held following this notification

N/A



23. Any additional information


24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027



25. Name and signature of authorised company official responsible for making this notification

John Price, Deputy Group Secretary, 020 7548 3805


Date of Notification

29 October 2004


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 October 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY
                                     By: /s/   John Price

                                               John Price
                                               Deputy Group Secretary